United States securities and exchange commission logo





                 October 16, 2023

       Alice Chang
       Chief Executive Officer
       Perfect Corp.
       14F, No. 98 Minquan Road
       Xindian District
       New Taipei City 231
       Taiwan

                                                        Re: Perfect Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed October 3,
2023
                                                            File No. 333-274835

       Dear Alice Chang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Lauren Pierce at 202-551-3887 or Jeffrey Kauten at 202-551-3447 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Ching-Yang Lin